SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant's name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On October 11, 2007, a consortium consisting of four Korean companies, Korea Electric Power Corporation (“KEPCO”), Korea Resources Corporation, Hanwha Corporation and SK Energy Co., Ltd. (the “Korean Consortium”), entered into an agreement (the “Agreement”) with CanAlaska Uranium, Ltd., a uranium exploration company located in Canada (“CanAlaska”), to carry out a joint uranium exploration project to search for uranium deposits across mines in the Cree East area in Canada (the “Project”) . Under the terms of the Agreement, each of the Korean Consortium and CanAlaska will hold a 50% equity interest in the Project and the term of the Project would be for four (4) years. The estimated capital expenditure for the Project is C$19 million, all of which will be borne by the Korean Consortium (and equally by the consortium member companies, including KEPCO) through cash contributions over the life of the Project. KEPCO’s share of the estimated cash contribution is C$1.662 million for which KEPCO will receive a 12.5% equity interest in the Project. If additional capital expenditure is required, the amount in excess of C$19 million will be shared equally between CanAlaska and the Korean Consortium. The Agreement remains subject to the approval by the board of directors of KEPCO scheduled for October 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager International Finance Department

Date: October 12, 2007